EXHIBIT 3.2

ARTICLE III

3.2   Number, Tenure and Qualifications. The Board of Directors shall be composed of not less than one (1) person and not more than thirteen (13) persons, provided that the Board of Directors may, in its discretion, by resolution and in accordance with applicable law increase or decrease the number of directors. No decrease in the number of directors shall have the effect of shortening the term of any incumbent directors. The directors shall be elected at the annual meeting of stockholders and except as provided in Section 3.3 of this Article, each director elected shall hold office for the term for which he is elected or until his successor shall have been elected and qualified, whichever period is longer. The directors need not be residents of the State of Nevada, nor need they hold any shares of the capital stock of the Corporation. The Board of Directors shall have authority to amend the Bylaws to prescribe other qualifications for directors.